UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

FS Energy and Power Fund

(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.001 per share

(Title of Class of Securities)

30264D 109

(CUSIP Number)

July 18, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30264D 109	13G	Page 2 of 14 Pages

1.	Name of Reporting Persons: BLACKSTONE HOLDINGS III L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Quebec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 277,777.778
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 277,777.778
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 277,777.778
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 10.7%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 30264D 109	13G	Page 3 of 14 Pages

1.	Name of Reporting Persons: BLACKSTONE HOLDINGS III GP L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 277,777.778
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 277,777.778
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 277,777.778
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 10.7%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 30264D 109	13G	Page 4 of 14 Pages

1.	Name of Reporting Persons: BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 277,777.778
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 277,777.778
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 277,777.778
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 10.7%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 30264D 109	13G	Page 5 of 14 Pages

1.	Name of Reporting Persons: THE BLACKSTONE GROUP L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 277,777.778
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 277,777.778
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 277,777.778
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 10.7%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 30264D 109	13G	Page 6 of 14 Pages

1.	Name of Reporting Persons: BLACKSTONE GROUP MANAGEMENT L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 277,777.778
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 277,777.778
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 277,777.778
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 10.7%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. 30264D 109	13G	Page 7 of 14 Pages

1.	Name of Reporting Persons: STEPHEN A. SCHWARZMAN
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 277,777.778
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 277,777.778
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 277,777.778
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 10.7%
12.	Type of Reporting Person (See Instructions): IN

Item 1.	(a).	Name of Issuer

FS Energy and Power Fund (the “Company”)

	(b).	Address of Issuer’s Principal Executive Offices:

Cira Centre 2929 Arch Street, Suite 675 Philadelphia, PA 19104

Item 2	(a).	Name of Person Filing

Item 2	(b).	Address of Principal Business Office

Item 2	(c).	Citizenship

(i) Blackstone Holdings III L.P.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: Province of Quebec, Canada

(ii) Blackstone Holdings III GP L.P.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

(iii) Blackstone Holdings III GP Management L.L.C.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

(iv) The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

(v) Blackstone Group Management L.L.C.

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: State of Delaware

(vi) Stephen A. Schwarzman

c/o The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Citizenship: United States

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Blackstone Holdings III L.P. directly holds 277,777.778 Common Shares (as defined below). The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is controlled by Mr. Stephen A. Schwarzman, its founder.

Item 2	(d).	Title of Class of Securities:

Common Shares of Beneficial Interest, par value $0.001 per share (“Common Shares”)

Item 2	(e).	CUSIP Number: 30264D 109

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned: As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the 277,777.778 Common Shares held directly by Blackstone Holdings III L.P.

(b)

Percent of class:

Based on information provided by the Company, there were 2,603,548 outstanding Common Shares as of July 18, 2011. Based on this number of outstanding Common Shares, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 10.7% of the total number of outstanding Common Shares.

	(c)	Number of Shares as to which the Reporting Person has: Blackstone Holdings III L.P.

		(i)	Sole power to vote or to direct the vote: 277,777.778

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 277,777.778

		(iv)	Shared power to dispose or to direct the disposition of: 0

Blackstone Holdings III GP L.P.

		(i)	Sole power to vote or to direct the vote: 277,777.778

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 277,777.778

		(iv)	Shared power to dispose or to direct the disposition of: 0

Blackstone Holdings III GP Management L.L.C.

		(i)	Sole power to vote or to direct the vote: 277,777.778

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 277,777.778

		(iv)	Shared power to dispose or to direct the disposition of: 0

The Blackstone Group L.P.

		(i)	Sole power to vote or to direct the vote: 277,777.778

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 277,777.778

		(iv)	Shared power to dispose or to direct the disposition of: 0

Blackstone Group Management L.L.C.

		(i)	Sole power to vote or to direct the vote: 277,777.778

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 277,777.778

		(iv)	Shared power to dispose or to direct the disposition of: 0

Stephen A. Schwarzman

		(i)	Sole power to vote or to direct the vote: 277,777.778

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 277,777.778

		(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.

Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2011

BLACKSTONE HOLDINGS III L.P.

By:	Blackstone Holdings III GP L.P., its general partner
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Person

BLACKSTONE HOLDINGS III GP L.P.

By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Person

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Person

THE BLACKSTONE GROUP L.P.

By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Person

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Authorized Person

STEPHEN A. SCHWARZMAN

/s/ Stephen A. Schwarzman
Name:	Stephen A. Schwarzman

EXHIBIT LIST

Exhibit 1	Joint Filing Agreement, dated as of July 28, 2011, by and among Blackstone Holdings III L.P., Blackstone Holdings III GP L.P., Blackstone Holdings III GP Management L.L.C., The Blackstone Group L.P., Blackstone Group Management L.L.C. and Mr. Stephen A. Schwarzman.